FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

November 26, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 26, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that it will begin trading on the Toronto Stock Exchange on December 1, 2009.

Item 5.	Full Description of Material Change

The Issuer reports that its common shares without par value will commence trading on the Toronto Stock Exchange (“TSE”), effective at market opening, on Tuesday, December 1, 2009 under the symbol “ITH”.  As a consequence, the Issuer’s common shares will be de-listed from the TSX Venture Exchange upon the commencement of trading on the TSE.  The Issuer’s common shares will continue to trade on the NYSE-Amex (Symbol “THM”) and Frankfurt (Symbol “IW9”) Stock Exchanges.

All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

November 27, 2009